EXHIBIT 99.1

EPL Intermediate, Inc. Announces Results for the
13 Weeks and 26 Weeks Ended June 30, 2009

        COSTA MESA, CA -- (BUSINESS WIRE) – August 13, 2009 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its 13-week second quarter and 26 weeks ended July 1, 2009.  For purposes of simplicity, the Company has described its second quarters ended July 1, 2009 and June 25, 2008 as June 30, 2009 and June 30, 2008, respectively.

El Pollo Loco reported operating revenue for the 13-week second quarter ended June 30, 2009 of $72.7 million, which is a decrease of $3.7 million, or 4.9%, below operating revenue for the 13-week quarter ended June 30, 2008 of $76.4 million.  Operating revenue includes sales at company-operated stores and franchise revenue.  The decrease in company-operated restaurant revenue was primarily attributed to a 7.0% decrease in company-operated same-store sales for the second quarter of 2009 compared to the second quarter of 2008 and lost sales of $0.5 million from the closure of three company-operated restaurants in 2008.  The decrease was partially offset by an increase in restaurant revenue of $1.8 million from nine restaurants opened in 2008 and by $0.6 million generated from two restaurants opened in 2009.

Franchise revenue decreased $0.7 million, or 12.1%, to $4.9 million for the 13 weeks ended June 30, 2009 from $5.6 million for the 13 weeks ended June 30, 2008.  This decrease is due primarily to decreased development fees which are attributed to fewer franchised restaurant openings in the current period and also due to lower royalties and percentage rent income, which are based on sales, resulting from a 6.6% decrease in franchise-operated same-store sales for the 2009 period compared to the 2008 period.

Same-store sales for the system (includes both company and franchise locations) decreased 6.8% in the second quarter of 2009.  Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Operating income increased $7.1 million, or 237.0%, to $4.1 million in the second quarter of 2009 from an operating loss of $3.0 million for the same quarter of 2008. This increase is due primarily to an expense of $10.7 million incurred in the second quarter of 2008 to settle trademark litigation between EPL-Mexico v. EPL-USA that did not recur in the current year.

Other items impacting the comparison of operating income between the second quarter of 2009 and the second quarter of 2008 include:

•
Product costs decreased $0.4 million, or 2.0%, to $22.2 million for the second 13 weeks of 2009 from $22.6 million for the second 13 weeks of 2008.  This decrease resulted primarily from lower sales due to the decrease in company-operated same-store sales in the 2009 period.  These costs, as a percentage of restaurant revenue, were 32.8% for the second quarter of 2009 compared to 32.0% for the same period of 2008.  The 0.8% increase for the 13 weeks ended June 30, 2009 is attributed primarily to increases in commodity costs and higher and more frequent discounting in the second quarter of 2009, partially offset by menu price increases taken in May and October of 2008.  Approximately 0.2% of the 0.8% increase was due to a one-day promotion in the second quarter of 2009 that offered a free 2-piece chicken meal.  Overall, we expect continued pressure on commodity costs through 2009.

•
Payroll and benefit expenses decreased $0.4 million, or 2.0%, to $18.1 million for the second quarter of 2009 compared to the second quarter of 2008.  The decrease resulted primarily from fewer employees needed to support the lower sales volume in the 2009 second quarter.  As a percentage of restaurant revenue, these costs increased 0.6 % to 26.7% for the second quarter of 2009 from 26.1% for the same quarter of 2008 due to the decrease in restaurant revenue and the one-day promotion in the current period that offered a free 2-piece chicken meal.

•
Restaurant  other operating expense (includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses) decreased $0.1 million, or 0.7%, to $15.9 million for the 13 weeks ended June 30, 2009 from $16.0 million for the 13 weeks ended June 30, 2008.  As a percentage of revenue, restaurant other operating expense increased to 23.5% in the second 13 weeks of 2009 compared to 22.6% for the same period of 2008.  This increase in operating costs as a percentage of restaurant revenue was due to a 0.7% rise in occupancy costs as a percentage of revenue, primarily as a result of higher rent expense in the second quarter of 2009 (mainly due to new stores and to the deleverage caused by the decrease in sales) and higher general liability expense in the current quarter from an increased number of claims during this timeframe.  The increase was also due to higher advertising expense of 0.5% as a percentage of revenue.  Advertising expense each quarter may be above or below our planned annual rate of 4% of revenue, depending on the timing of marketing promotions and the relative weights and prices of media spending.  The increase in restaurant other operating expense as a percentage of restaurant revenue was partially offset by a 0.5% decrease in utilities as a percentage of revenue primarily due to lower natural gas prices and also a 0.1% decrease in preopening costs as a percentage of revenue due to fewer restaurants opened in the current quarter.

•
General and administrative expense decreased $9.6 million, or 52.9%, to $8.6 million for the 13 weeks ended June 30, 2009 from $18.2 million for the same quarter of 2008.  The decrease was primarily due to lower legal fees due to a $10.7 million expense in the prior year quarter to settle the EPL-Mexico v. EPL-USA trademark litigation that did not recur in the current period.  The decrease was also attributed to lower salaries and wages due to lower headcount which was partially offset by legal settlement accruals in the second quarter of 2009 of $2.4 million.

Interest expense, net of interest income, increased $2.0 million, or 30.1%, to $8.4 million for the second 13 weeks of 2009 from $6.4 million for the second 13 weeks of 2008.  Average debt balances for the second 13 weeks of 2009 increased to $253.2 million compared to $250.5 million for the second 13 weeks of 2008.  The increase in interest expense was also attributed to the write off of deferred finance costs related to our credit facility which was paid in full in May 2009.

The Company had $0.6 million in other expense in the 2009 period primarily related to the change in the fair value of the interest rate swap agreement.  The fixed interest rate that the Company agreed to pay was higher than the floating rate estimated for the life of the agreement.  The Company terminated the interest rate swap agreement in the second quarter of 2009.

Despite having a loss for the 13 weeks ended June 30, 2009, our provision for income taxes consisted of an income tax expense of $22.4 million as the Company recorded a valuation allowance of $21.3 million against our deferred tax assets in the current period.  We had an income tax benefit of $3.9 million for the 13-week period ended June 30, 2008.

As a result of the factors cited above, there was a net loss for the 13 weeks ended June 30, 2009 of $27.2 million compared to a net loss of $5.6 million for the 13 weeks ended June 30, 2008.

Operating revenues for the 26-week period ended June 30, 2009 were $143.3 million, which was a decrease of $4.3 million, or 2.9%, over operating revenues for the 26 weeks ended June 30, 2008 of $147.6 million.

Same-store sales for the system decreased 6.3% for the 26 weeks ended June 30, 2009.

Operating income for the 26 weeks ended June 30, 2009 was $8.2 million, an increase of $4.8 million, or 138.8%, from operating income of $3.4 million for the 26 weeks ended June 30, 2008. This is due primarily to an expense of $10.7 million incurred in the second quarter of 2008 to settle litigation between EPL-Mexico v. EPL-USA trademark litigation that did not recur in the current year.

Interest expense, net of interest income, increased $0.8 million, or 5.9%, to $14.4 million for the 26 weeks ended June 30, 2009 from $13.6 million for the 26 weeks ended June 30, 2008.  The increase in interest expense was attributed to the write off of deferred finance costs related to our credit facility which was paid in full in May 2009.

The Company had $0.4 million in other expense in the 2009 period primarily related to the change in the fair value of the interest rate swap agreement.  The fixed rate that the Company agreed to pay was higher than the floating rate estimated for the life of the agreement.  The Company terminated the interest rate swap agreement in the second quarter of 2009.

The Company had $0.5 million in other income in the 2009 period attributed to a net gain on the repurchase of a portion of its 2013 Notes.  This gain is net of the portion of the deferred finance costs associated with the notes.

Despite having a loss for the 26 weeks ended June 30, 2009, our provision for income taxes consisted of an income tax expense of $22.3 million as we recorded a valuation allowance of $21.3 million against our deferred tax assets in the current period.  We had an income tax benefit of $4.1 million for the 26-week period ended June 30, 2008.

As a result of the factors above, there was a net loss for the 26 weeks ended June 30, 2009 of $28.5 million compared to a net loss of $6.0 million for the 26 weeks ended June 30, 2008.

Commenting on results for the second quarter of 2009, Stephen E. Carley, president and CEO of El Pollo Loco, Inc. said, “As we expected, 2009 has proven to be more challenging than last year as a result of several converging factors which include further contraction in the economy; disproportionately high levels of unemployment in our core markets and, in particular, among Hispanics, which are a key demographic for our brand; and fierce competitive activity fueled by deep discounting.  The depressed economy, especially in California where the vast majority of our restaurants are located, negatively impacted our same store-sales and restaurant margins and contributed to our first decline in six-month same-store sales in nine years.”

 “Given the profound impact the current economy is having on consumers, we opted not to initiate a menu price increase in the first half of the year and we increased our promotional activity, which included a one-day free 2-piece chicken meal give-away,” Carley said.  “These factors, along with consumers being increasingly careful about where and how they spend their money, put pressure on our average check in the first half of the year.  Our marketing initiatives going forward will focus on striking the right balance between value and check performance.”

Addressing the remainder of the year, Carley commented, “Despite the sizeable challenges posed by the current economy, our entire system is keenly focused on turning this difficult time into a defining chapter for our brand by delivering exceptional guest service and introducing flavorful new menu items and value driven promotions that resonate with consumers seeking value and fresh, healthful food for themselves and their families during these tough economic times.”

El Pollo Loco’s restaurant count changes for the 26 weeks ended June 30, 2009 are as follows:

	Company Stores	Franchised Stores	Total

December 31, 2008	165	248	413
Q1- Opened	1	3	4
Q1- Closed	-	-	-
At March 31, 2009	166	251	417
Q2- Opened	1	1	2
Q2- Closed	-	2	2
At June 30, 2009	167	250	417

Addressing the Company’s growth, Mr. Carley said, “We expect modest new restaurant growth in 2009, due in part to the difficulty franchisees have in obtaining financing in this challenging economy and the impact the economic crisis has had on our franchisees, several of whom have delayed or reduced the number of new restaurants they plan to open.  Despite these challenges, the Company and our franchisees opened four new restaurants in the first quarter, two restaurants in the second quarter, and one additional restaurant following the close of the second quarter giving us a total of seven new restaurants that have opened year to date.”

Included in the group of newly opened El Pollo Loco locations are two restaurants in California, one in Nevada, one in Illinois, and the first El Pollo Loco restaurants in the states of New Jersey and Missouri.
The Company plans to open four company-owned locations in 2009 and expects that its franchisees will open approximately eight franchised locations.

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events.  They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.  The statements reflect management's current expectations regarding future events.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with our debt covenants and on our ability to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; increases in the cost of chicken;  our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the greater Los Angeles area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the economic crisis; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our expanding franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission.  Statements about the Company’s past performance are not necessarily indicative of its future results.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 167 company-operated and 250 franchised restaurants (as of June 30, 2009) located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Massachusetts, Missouri, Nevada, New Jersey, Oregon, Texas, Utah and Virginia.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees.  Such entrees contain the Company’s signature chicken as the central ingredient and include Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, and chicken tortilla soup.  Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Office	Vice President of Communications
El Pollo Loco, Inc.	El Pollo Loco, Inc.
714.599.5155	714.599.5150
gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended June 30,		26 Weeks Ended June 30,
	2008	2009	2008	2009
OPERATING REVENUE:
Restaurant revenue	$70,827	$67,779	$137,153	$133,704
Franchise revenue	5,560	4,885	10,412	9,593

Total operating revenue	76,387	72,664	147,565	143,297

OPERATING EXPENSES: Product cost	22,643	22,199	44,237	43,160
Payroll and benefits	18,459	18,082	36,143	35,770
Depreciation and amortization	3,106	2,806	6,091	5,636
Other operating expenses	35,200	25,437	57,667	50,546

Total operating expenses	79,408	68,524	144,138	135,112

OPERATING INCOME (LOSS)	(3,021)	4,140	3,427	8,185

INTEREST EXPENSE---Net	6,445	8,382	13,617	14,426

OTHER EXPENSE	-	646	-	443

OTHER INCOME	-	-	-	(452)

LOSS BEFORE PROVISION FOR INCOME TAXES	(9,466)	(4,888)	(10,190)	(6,232)

PROVISION (BENEFIT) FOR INCOME TAXES	(3,880)	22,356	(4,148)	22,289

NET LOSS	$(5,586)	$(27,244)	$(6,042)	$(28,521)

	13 Weeks Ended		26 Weeks Ended
	June 30,		June 30,
	2008	2009	2008	2009
Operating Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%	100.0%
Product cost	32.0	32.8	32.3	32.3
Payroll and benefits	26.1	26.7	26.4	26.8
Depreciation and amortization	4.4	4.1	4.4	4.2
Other operating expenses	49.7	37.5	42.0	37.8
Operating income (loss)	(4.3)	6.1	2.5	6.1
Interest expense-net	9.1	12.4	9.9	10.8
Other expense	0.0	1.0	0.0	0.3
Other income	0.0	0.0	0.0	(0.3)
Loss before provision for income taxes	(13.4)	(7.2)	(7.4)	(4.7)
Provision (benefit) for income taxes	(5.5)	33.0	(3.0)	16.7
Net loss	(7.9)	(40.2)	(4.4)	(21.3)

Supplementary Operating Statement Data:
Restaurant other operating expense	22.6	23.5	22.4	23.1
Franchise expense	1.5	1.4	1.4	1.5
General and administrative expense	25.6	12.6	18.2	13.2
Total other operating expenses	49.7	37.5	42.0	37.8